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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 29, 2014

Press release

Solid growth in net sales and profitability in the third quarter of 2014, record free cash flow3

Adjusted3,5 Group net sales of Euro 1.9 billion, up by 6.8%

Adjusted3,5 net income up by 17.5% and free cash flow of Euro 316 million3

•                  Adjusted3,5 Group net sales up by 6.8% (+ 5.5% on a reported basis)

•                  Wholesale Division’s net sales up by 9.3%, at constant2 and current exchange rates

•                  Retail Division’s comparable store sales4 up by 4.4%

•                  LensCrafters comparable store sales4 up by 2.5%, accelerating versus the second quarter

•                  Adjusted3,5 operating income up by 16.1%, adjusted3,5 operating margin +120bps

•                  Adjusted3,5 net income up by 17.5%, to Euro 173 million

•                  Free cash flow3 of Euro 316 million, net debt3 of Euro 1,119 million

Milan (Italy), October 29, 2014 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today and approved the consolidated results for the three-month and nine-month periods ended September 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Third quarter of 20141

(In millions of Euro)	3Q 2014 at current exchange rates	3Q 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	1,883	1,785	+5.3%	+5.5%
Adjusted [3,5]	1,906	1,785	+6.7%	+6.8%

Wholesale Division	750	686	+9.3%	+9.3%

Retail Division	1,133	1,099	+2.9%	+3.1%
Adjusted [3,5]	1,156	1,099	+5.0%	+5.2%

Operating income	281	255		+10.2%
Adjusted [3,5]	296	255		+16.1%

Net income attributable to Luxottica Group stockholders	162	148		+10.1%
Adjusted [3,5]	173	148		+17.5%

Earnings per share	0.34	0.31		+9.2%
Adjusted [3,5]	0.36	0.31		+16.5%

Earnings per share in US$	0.45	0.41		+9.3%
Adjusted [3,5]	0.48	0.41		+16.6%

First nine months of 20141

(In millions of Euro)	9M 2014 at current exchange rates	9M 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	5,785	5,667	+5.5%	+2.1%
Adjusted [3,5]	5,808	5,667	+6.0%	+2.5%

Wholesale Division	2,490	2,347	+9.2%	+6.1%

Retail Division	3,296	3,320	+3.0%	-0.7%
Adjusted [3,5]	3,318	3,320	+3.7%	0.0%

Operating income	948	892		+6.3%
Adjusted [3,5,6]	963	901		+6.9%

Net income attributable to Luxottica Group stockholders	555	519		+7.0%
Adjusted [3,5,6]	566	525		+7.9%

Earnings per share	1.17	1.10		+6.1%
Adjusted [3,5,6]	1.19	1.11		+7.0%

Earnings per share in US$	1.58	1.45		+9.2%
Adjusted [3,5]	1.61	1.46		+10.1%

Operating performance for the third quarter and the first nine months of 2014

In the third quarter of 2014, Luxottica sustained growth in net sales and profitability and generated record free cash flow3. These results are particularly encouraging as they were achieved in a more uncertain global economic environment compared to prior periods. They also confirm the validity of Luxottica’s global and diversified business model, the strength of the brand portfolio, and the effectiveness of Luxottica’s distribution network. Additionally, the exchange rate environment became almost neutral during the third quarter, which is an improvement from the first half of the year.

“Another quarter has ended with revenue and profitability growth for our Group,” commented Chairman Leonardo Del Vecchio. “Even during this period of management transition, the commitment and determination shown by all and the strength of our brands allowed Luxottica to achieve excellent results, of which we are all proud. Growth was driven by the North American market, with an increase in Wholesale sales in US dollars of more than 11%, as well as in Retail comparable store sales4 of 4.3%, with LensCrafters accelerating compared to the first part of the year. Luxottica also continued to grow stronger in emerging markets, reporting increases in sales of more than 30% in China, Brazil, India and the Middle East. Despite the lack of sun that had a significant adverse impact on our summer sales, Europe’s performance was stable, with slightly positive revenues. Finally, we are extremely satisfied that the Group’s profitability increased hand-in-hand with revenues, as always, with the highest margin growth rates of the year. We are now preparing to conclude another year of important milestones and to face 2015 with the same determination and passion as always. The Group will be led by two new vibrant managers with complementary experience and skill sets: Massimo Vian and Adil Mehboob-Khan. It is with confidence that the Group’s future is entrusted to them and to all the people who work at Luxottica.”

In the third quarter of 2014, the Group’s total net sales rose by 5.5% compared to the prior period, reaching Euro 1.9 billion. Adjusted3,5 net sales growth increased by 6.8% before taking into account a change in the presentation of an EyeMed net sales item, from gross to net terms, due to a change in the contractual terms of an insurance underwriting agreement which occurred in the third quarter of 2014. As a consequence, Group net sales reported in the current period were reduced by approximately US dollars 31 million or approximately Euro 23 million.

In the first nine months of the year, the Group’s total net sales rose by 2.1% on a year-over-year basis (+5.5% at constant exchange rates2), reaching Euro 5.8 billion. The Group’s adjusted3,5 net sales increased by 2.5% (+6.0% at constant exchange rates2).

In the third quarter of 2014, the Group’s adjusted3,5 operating income rose to Euro 296 million, up 16.1% compared to Euro 255 million in the same period of 2013. In percentage terms, adjusted3,5 operating margin increased from 14.3% in the third quarter of 2013 to 15.5% in the third quarter of 2014.

In the first nine months of 2014, the Group’s adjusted3,5 operating income increased to Euro 963 million, up 6.9% from an adjusted3,6 Euro 901 million in the same period of 2013. In percentage terms, the adjusted3,5,6 operating margin increased from 15.9% in the first nine months of 2013 to 16.6% in the first nine months of 2014 (+100bps at constant exchange rates2).

The Group’s adjusted3,5 net income for the third quarter of 2014 increased to Euro 173 million, up 17.5% from Euro 148 million in the same period of 2013, resulting in adjusted EPS3,5 (earnings per share) of Euro 0.36 (or US dollars 0.48, at an average €/US$ exchange rate of 1.3256).

In the third quarter of 2014, strict working capital management enabled Luxottica to generate Euro 316 million in free cash flow3, up from Euro 295 million in the same period of 2013.

Net debt3 as of September 30, 2014 stood at Euro 1,119 million (Euro 1,461 million as of December 31, 2013), with a ratio of net debt to adjusted EBITDA3,5,6 of 0.7x (1.0x as of June 30, 2014).

Wholesale Division

Once again the Wholesale Division delivered strong sales growth and profitability further increased in the quarter, notwithstanding a sunless summer in Europe.

Net sales grew by 9.3%, at current and constant exchange rates2, on a year-over-year basis, reaching Euro 750 million. In the first nine months of 2014, sales growth amounted to 9.2% at constant exchange rates2 and to 6.1% at current exchange rates, with net sales reaching Euro 2,490 million.

The geographic areas primarily driving growth for the Wholesale Division in the third quarter were North America and emerging markets (mainly Brazil, China, India, and Eastern Europe), up by 11% and 28% respectively. Net sales in Western Europe fell by 3%, compared to the 15% growth at constant exchange rates2 in the third quarter of 2013 and reflected unfavorable weather conditions during the summer. Net sales for the sun segment decreased in what is typically a key season for sun. The optical segment delivered solid results, but its performance did not offset the negative impact from the sun segment. Brand portfolio highlights include continued global success at Ray-Ban and Oakley and the overall solid performance of our licensed brands.

The Wholesale Division’s operating income amounted to Euro 159 million during the third quarter of 2014, marking an increase of 19.1% from Euro 134 million in the third quarter of 2013. In percentage terms, operating margin increased to 21.2% from 19.5% in the third quarter of 2013.

In the first nine months of 2014, the Wholesale Division’s operating income amounted to Euro 615 million, marking an increase of 9.1% from an adjusted3,6 Euro 564 million in the first nine months of 2013. In percentage terms, operating margin increased to 24.7% from an adjusted3,6 24.0% in the first nine months of 2013 (+120bps at constant exchange rates2).

Retail Division

In the Retail Division the solid growth in net sales at constant exchange rates2 was confirmed, whereas at current exchange rates the negative performance of the first half of the year saw a reversal in the third quarter of 2014.

Overall, net sales for the Retail Division grew by 3.1%, at current exchange rates, reaching Euro 1,133 million. On an adjusted3,5 basis, net sales increased by 5.2% at current exchange rates and by 5.0% at constant exchange rates2.

In the first nine months of 2014, net sales decreased by 0.7% at current exchange rates, totaling Euro 3,296 million. Adjusted3,5 net sales increased by 3.7% at constant exchange rates2 and remained unchanged at current exchange rates.

The third quarter of 2014 saw positive comparable store sales4 in the optical segment. LensCrafters’ results were particularly noteworthy, with comparable store sales4 growing by 2.5% in North America in contrast to a 0.6% drop in the first six months of the year and by approximately 10% in China (+20% in total net sales at constant exchange rates2 also as a result of new store openings in the period). The optical specialty chains in Australia and New Zealand reported a slightly decreased performance in comparable store sales4, as a consequence of a more competitive and promotional environment.

Sunglass Hut, the Group’s sun specialty chain, continued to contribute significantly, reporting a 7.4% increase in comparable store sales4 in the third quarter of 2014 on a global basis, after growing by 8.3% in the first half of the year. Contributions came from all geographic areas in which Sunglass Hut is located, including Australia and New Zealand.

The Retail Division’s operating income amounted to Euro 181 million during the third quarter of 2014, marking an increase of 9.6% from Euro 165 million in the third quarter of 2013. In percentage terms, operating margin increased to 16.0% from 15.0% in the third quarter of 2013.

In the first nine months of 2014, the Retail Division’s operating income amounted to Euro 488 million, marking an increase of 2.3% from Euro 477 million in the first nine months of 2013. In percentage terms, operating margin increased to 14.8% from 14.4% in the first nine months of 2013.

§

Results for the third quarter and first nine months of 2014 will be discussed today in a conference call with the financial community starting at 7:00pm CET. The presentation will be available via live webcast on our website, www.luxottica.com.

§

The Board of Directors, upon the Chairman’s proposal, appointed Adil Mehboob-Khan and Massimo Vian as members of the Board of Directors and entrusted Massimo Vian, on an interim basis, with all executive responsibilities until Adil Mehboob-Khan joins Luxottica as co-CEO in January 2015.

Additionally, the Board of Directors appointed Stefano Grassi as the officer responsible for preparing the Company’s financial reports replacing Enrico Cavatorta, who resigns today, after the approval of third quarter results. Stefano Grassi is also appointed as the Chief Financial Officer of the Group.

§

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 2, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

§

Luxottica Group – Contacts

Alessandra Senici

Group Investor Relations Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@Luxottica.com

www.luxottica.com/it/company/investors

Notes on the press release

1 All comparisons, including percentage changes, are between the three-month and nine-month periods ended September 30, 2013 and September 30, 2014, respectively.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 Adjusted net sales, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, ratio of net debt to adjusted EBITDA, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see the attached tables.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the three-month and nine-month periods ended September 30, 2014 (1) does not take into account a change in the presentation of a component of EyeMed net sales that was previously included in net sales on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement which occurred in the third quarter of 2014, resulting in a reduction of net sales and cost of goods sold of Euro 22.7 million and (2) excludes the non-recurring cost relating to the redundancy payment made to Andrea Guerra of Euro 15 million (Euro 10.9 million impact on Group net income).

6 The adjusted data for the nine-month period ended September 30, 2013 does not include non-recurring costs relating to the reorganization of Alain Mikli International amounting to an approximately Euro 9 million adjustment to operating income (approximately 6 million on an after-tax basis).

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of uncertain global economic conditions on the Company’s business, fluctuations in exchange rates, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, failures in information technology, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

– APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO  (1)

	2014	2013	% Change

NET SALES	1,882,969	1,784,992	5.5%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	162,442	147,557	10.1%

BASIC EARNINGS PER SHARE (ADS)(2):	0.34	0.31	9.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (3)

	2014	2013	% Change

NET SALES	2,496,064	2,363,686	5.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	215,333	195,395	10.2%

BASIC EARNINGS PER SHARE (ADS) (2):	0.45	0.41	9.3%

Notes :	2014	2013

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2) Weighted average number of outstanding shares.	477,019,093	473,032,813

(3) Average exchange rate (in U.S. Dollars per Euro).	1.3256	1.3242

Luxottica Group 3Q14, Table 1 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO  (1)

	2014	2013	% Change

NET SALES	5,785,282	5,666,720	2.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	554,983	518,755	7.0%

BASIC EARNINGS PER SHARE (ADS) (2)	1.17	1.10	6.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (3)

	2014	2013	% Change

NET SALES	7,838,479	7,461,370	5.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	751,946	683,045	10.1%

BASIC EARNINGS PER SHARE (ADS)(2)	1.58	1.45	9.2%

Notes :	2014	2013

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2) Weighted average number of outstanding shares.	475,325,386	471,617,863

(3) Average exchange rate (in U.S. Dollars per Euro).	1.3549	1.3167

Luxottica Group 3Q14, Table 2 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2014	% of sales	2013	% of sales	% Change

NET SALES	1,882,969	100.0%	1,784,992	100.0%	5.5%

COST OF SALES	(605,552)		(607,091)

GROSS PROFIT	1,277,417	67.8%	1,177,901	66.0%	8.4%

OPERATING EXPENSES:

SELLING EXPENSES	(590,457)		(553,479)

ROYALTIES	(36,722)		(32,772)

ADVERTISING EXPENSES	(132,408)		(119,601)

GENERAL AND ADMINISTRATIVE EXPENSES	(236,633)		(216,943)

TOTAL	(996,221)		(922,796)

OPERATING INCOME	281,196	14.9%	255,105	14.3%	10.2%

OTHER INCOME (EXPENSE):

INTEREST INCOME	3,154		1,615

INTEREST EXPENSES	(27,445)		(24,033)

OTHER - NET	(14)		(803)

OTHER INCOME (EXPENSES)-NET	(24,305)		(23,221)

INCOME BEFORE PROVISION FOR INCOME TAXES	256,891	13.6%	231,884	13.0%	10.8%

PROVISION FOR INCOME TAXES	(93,706)		(83,420)

NET INCOME	163,185		148,465

OF WHICH ATTRIBUTABLE TO:

- LUXOTTICA GROUP STOCKHOLDERS	162,442	8.6%	147,557	8.3%	10.1%

- NON-CONTROLLING INTERESTS	743	0.0%	907	0.1%

NET INCOME	163,185	8.7%	148,465	8.3%	9.9%

BASIC EARNINGS PER SHARE (ADS):	0.34		0.31

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.34		0.31

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	477,019,093		473,032,813

FULLY DILUTED AVERAGE NUMBER OF SHARES	479,202,804		476,993,737

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 3Q14, Table 3 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2014	% of sales	2013	% of sales	% Change

NET SALES	5,785,282	100.0%	5,666,720	100.0%	2.1%

COST OF SALES	(1,955,366)		(1,930,969)

GROSS PROFIT	3,829,916	66.2%	3,735,751	65.9%	2.5%

OPERATING EXPENSES:

SELLING EXPENSES	(1,710,560)		(1,697,999)

ROYALTIES	(112,352)		(109,105)

ADVERTISING EXPENSES	(381,202)		(364,919)

GENERAL AND ADMINISTRATIVE EXPENSES	(678,260)		(672,132)

TOTAL	(2,882,375)		(2,844,155)

OPERATING INCOME	947,541	16.4%	891,596	15.7%	6.3%

OTHER INCOME (EXPENSE):

INTEREST INCOME	8,994		6,652

INTEREST EXPENSES	(80,764)		(76,872)

OTHER - NET	(367)		(4,911)

OTHER INCOME (EXPENSES)-NET	(72,136)		(75,130)

INCOME BEFORE PROVISION FOR INCOME TAXES	875,405	15.1%	816,466	14.4%	7.2%

PROVISION FOR INCOME TAXES	(316,373)		(293,919)

NET INCOME	559,032	9.7%	522,546	9.2%	7.0%

OF WHICH ATTRIBUTABLE TO:

- LUXOTTICA GROUP STOCKHOLDERS	554,983	9.6%	518,754	9.2%	7.0%

- NON-CONTROLLING INTERESTS	4,049	0.1%	3,792	0.1%

NET INCOME	559,032	9.7%	522,546	9.2%	7.0%

BASIC EARNINGS PER SHARE (ADS):	1.17		1.10

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.16		1.09

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	475,325,386		471,617,863

FULLY DILUTED AVERAGE NUMBER OF SHARES	478,351,143		476,031,873

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Luxottica Group 3Q14, Table 4 of 6

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	September 30, 2014	December 31, 2013

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,298,049	617,995
ACCOUNTS RECEIVABLE - NET	791,998	680,296
INVENTORIES - NET	708,252	698,950
OTHER ASSETS	229,535	238,761
TOTAL CURRENT ASSETS	3,027,834	2,236,002

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,259,520	1,183,236
GOODWILL	3,282,865	3,045,216
INTANGIBLE ASSETS - NET	1,350,051	1,261,137
INVESTMENTS	58,705	58,108
OTHER ASSETS	114,661	126,583
DEFERRED TAX ASSETS	200,877	172,623
TOTAL NON-CURRENT ASSETS	6,266,679	5,846,903

TOTAL	9,294,513	8,082,905

CURRENT LIABILITIES:
BANK OVERDRAFTS	122,811	44,921
CURRENT PORTION OF LONG-TERM DEBT	103,794	318,100
ACCOUNTS PAYABLE	712,080	681,151
INCOME TAXES PAYABLE	144,761	9,477
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	145,233	123,688
OTHER LIABILITIES	552,587	523,050
TOTAL CURRENT LIABILITIES	1,781,266	1,700,386

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,190,107	1,716,410
EMPLOYEE BENEFITS	100,038	76,399
DEFERRED TAX LIABILITIES	259,156	268,078
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	109,764	97,544
OTHER LIABILITIES	82,091	74,151
TOTAL NON-CURRENT LIABILITIES	2,741,156	2,232,583

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,763,948	4,142,828
NON-CONTROLLING INTERESTS	8,142	7,107
TOTAL STOCKHOLDERS’ EQUITY	4,772,090	4,149,936

TOTAL	9,294,513	8,082,905

Luxottica Group 3Q14, Table 5 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2014

Net Sales	2,489,520	3,295,762		5,785,282
Operating Income	615,339	487,727	(155,524)	947,541
% of Sales	24.7%	14.8%		16.4%
Capital Expenditures	105,998	164,063		270,061
Depreciation and Amortization	88,768	132,626	58,628	280,023

2013

Net Sales	2,347,119	3,319,601		5,666,720
Operating Income	554,957	476,849	(140,211)	891,596
% of Sales	23.6%	14.4%		15.7%
Capital Expenditures	93,630	141,627		235,257
Depreciation and Amortization	80,233	129,811	64,275	274,319

Luxottica Group 3Q14, Table 6 of 6

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding expenses related to the termination of Andrea Guerra as Group CEO, with a Euro 15 million impact on operating income and a Euro 10.9 million adjustment to net income, and the 2014 adjusted figures are also affected by a change in presentation of net sales: commencing in 3Q14, a component of net sales that was previously included on a gross basis is included in net sales on a net basis due to a change in the terms of a significant EyeMed insurance underwriting contract, resulting in a reduction in net sales of Euro 22.7 million.

For comparative purposes, management has made adjustments to fiscal year 2013 measures as described in the footnotes to the tables that contain such fiscal year 2013 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group	9M14						9M13

	Net sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	5,785.3	(1,955.4)	1,227.6	947.5	555.0	1.17	5,666.7	1,165.9	891.6	518.8	1.10

> Adjustment for Alain Mikli restructuring								9.0	9.0	5.9	0.01

> Adjustment for Andrea Guerra termination			15.0	15.0	10.9	0.02

> Adjustment for change in EyeMed contractual terms	22.7	(22.7)

Adjusted	5,808.0	(1,978.0)	1,242.6	962.5	565.9	1.19	5,666.7	1,174.9	900.6	524.7	1.11

Wholesale Division	9M14						9M13

	Net sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,489.5	(982.3)	704.1	615.3	n.a.	n.a.	2,347.1	635.2	555.0	n.a.	n.a.

> Adjustment for Alain Mikli restructuring								9.0	9.0

Adjusted	2,489.5	(982.3)	704.1	615.3	n.a.	n.a.	2,347.1	644.2	564.0	n.a.	n.a.

Retail Division	9M14						9M13

	Net sales	Cost Of Sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,295.8	(973.0)	620.4	487.7	n.a.	n.a.	3,319.6	606.7	476.8	n.a.	n.a.

> Adjustment for change in EyeMed contractual terms	22.7	(22.7)

Adjusted	3,318.4	(995.7)	620.4	487.7	n.a.	n.a.	3,319.6	606.7	476.8	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

*       improve transparency for investors;

*       assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*       assist investors in their assessment of the Company’s cost of debt;

*       ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*       properly define the metrics used and confirm their calculation; and

*       share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

*       EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

*       EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

*       EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*       EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*       EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

*       EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	3Q 2013	3Q 2014	9M 2013	9M 2014	FY 2013	LTM September 30, 2014

Net income/(loss)	147.6	162.4	518.8	555.0	544.7	580.9
(+)

Net income attributable to non-controlling interest	0.9	0.7	3.8	4.0	4.2	4.4
(+)

Provision for income taxes	83.4	93.7	293.9	316.4	407.5	430.0
(+)

Other (income)/expense	23.2	24.3	75.1	72.1	99.3	96.3
(+)

Depreciation and amortization	91.8	98.3	274.3	280.0	366.6	372.3
(+)

EBITDA	346.9	379.5	1,165.9	1,227.6	1,422.3	1,484.0
(=)

Net sales	1,785.0	1,883.0	5,666.7	5,785.3	7,312.6	7,431.2
(/)

EBITDA margin	19.4%	20.2%	20.6%	21.2%	19.5%	20.0%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	3Q 2013	3Q 2014 (3,4)	9M 2013 (2)	9M 2014 (3,4)	FY 2013 (1,2)	LTM September 30, 2014 (1,2,3,4)

Adjusted net income/(loss)	147.6	173.3	524.7	565.9	617.3	658.5
(+)

Net income attributable to non-controlling interest	0.9	0.7	3.8	4.0	4.2	4.4
(+)

Adjusted provision for income taxes	83.4	97.8	297.0	320.5	343.9	367.4
(+)

Other (income)/expense	23.2	24.3	75.1	72.1	99.3	96.3
(+)

Depreciation and amortization	91.8	98.3	274.3	280.0	366.6	372.3
(+)

Adjusted EBITDA	346.9	394.5	1,174.9	1,242.6	1,431.3	1,499.0
(=)

Net sales	1,785.0	1,905.6	5,666.7	5,808.0	7,312.6	7,453.9
(/)

Adjusted EBITDA margin	19.4%	20.7%	20.7%	21.4%	19.6%	20.1%
(=)

The adjusted figures exclude the following:

1(a) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;

(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million;

2 non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;

3 non-recurring expenses related to the termination of Andrea Guerra as Group CEO for Euro 15 million impact on operating income and Euro 10.9 million adjustment to net income.

4 The 2014 adjusted figures are also affected by a change in presentation of net sales: commencing in 3Q14 a component of net sales that was previously included on a gross basis is included in net sales on a net basis due to a change in the terms of a significant EyeMed insurance underwriting contract, resulting in a reduction in net sales of Euro 22.7 million.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

*      improve transparency for investors;

*      assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

*      assist investors in their assessment of the Company’s cost of debt;

*      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

*      properly define the metrics used and confirm their calculation; and

*      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.

Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

*   EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

*   EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

*   EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

*   EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

*   EBITDA does not reflect changes in, or cash requirements for, working capital needs;

*   EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

*   The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Sep. 30, 2014	Dec. 31, 2013

Long-term debt (+)	2,190.1	1,716.4

Current portion of long-term debt (+)	103.8	318.1

Bank overdrafts (+)	122.8	44.9

Cash (-)	(1,298.0)	(618.0)

Net debt (=)	1,118.7	1,461.4

EBITDA (LTM and FY 2013)	1,484.0	1,422.3

Net debt/EBITDA	0.8x	1.0x

Net debt @ avg. exchange rates (1)	1,104.7	1,475.9

Net debt @ avg. exchange rates (1)/EBITDA	0.7x	1.0x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Sep. 30, 2014 (3)	Dec. 31, 2013 (2)

Long-term debt (+)	2,190.1	1,716.4

Current portion of long-term debt (+)	103.8	318.1

Bank overdrafts (+)	122.8	44.9

Cash (-)	(1,298.0)	(618.0)

Net debt (=)	1,118.7	1,461.4

Adjusted EBITDA (LTM and FY 2013)	1,499.0	1,431.3

Net debt/LTM Adjusted EBITDA	0.7x	1.0x

Net debt @ avg. exchange rates (1)	1,104.7	1,475.9

Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	0.7x	1.0x

1.	Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.
2.	Adjusted figures exclude the following:
(a) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;
(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million; and
(c) non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.
3.

Adjusted figures exclude non-recurring expenses related to the termination of Andrea Guerra as Group CEO, which resulted in a decrease of Euro 15 million in operating income and a decrease of Euro 10.9 million in net income.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA – see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

* Improve transparency for investors;

* Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

* Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

* Properly define the metrics used and confirm their calculation; and

* Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

9M 2014
Adjusted EBITDA (1)	1,243
Δ working capital	(20)
Capex	(270)

Operating cash flow	953
Financial charges (2)	(72)
Taxes	(184)
Extraordinary charges (3)	(0)

Free cash flow	697

1. Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

3Q 2014
Adjusted EBITDA (1)	395
Δ working capital	92
Capex	(96)

Operating cash flow	390
Financial charges (2)	(24)
Taxes	(50)
Extraordinary charges (3)	(0)

Free cash flow	316

1. Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Major currencies

	Three months ended	Nine months ended	Twelve months ended	Three months ended	Nine months ended
	September 30, 2014	September 30, 2014	December 31, 2013	September 30, 2013	September 30, 2013
Average exchange rates
per € 1

US$	1.32556	1.35487	1.32775	1.32418	1.31673

AUD	1.43258	1.47598	1.37655	1.44651	1.34683

GBP	0.79378	0.81182	0.84923	0.85453	0.85204

CNY	8.17342	8.35441	8.16304	8.11114	8.12083

JPY	137.74939	139.48592	129.59424	131.01682	127.31212

Set forth below is the text of a press release issued on October 29, 2014

Press release

Information related to the departure of Enrico Cavatorta

Milan (Italy), October 29, 2014 - With reference to the agreement to terminate the employment between Enrico Cavatorta and Luxottica Group S.p.A., Luxottica acknowledges that Enrico Cavatorta is to be paid a gross amount upon termination of his employment of Euro 4,000,000, in addition to the severance pay linked to the consensual termination of the employment relationship effective October 31, 2014.

This conclusion was based on the variable portion of his compensation associated with his performance in 2014 and the pro-rated amount of long-term incentive awards previously assigned to Enrico Cavatorta but not yet vested.

The treatment contemplated herein was increased and rounded up in consideration of his contribution to the Company and in light of his willingness to search for a common solution for the definition of each relationship with the Luxottica Group.

Added to this incentive payment is the gross total amount of Euro 985,355 which shall be paid as part of the settlement and novation agreement in consideration of Enrico Cavatorta waiving, towards Luxottica Group S.p.A. and every other entity included in the Group, any claim or right in any case connected or related to the employment and administration relationships and their resolution.

No sums were awarded in connection with Mr. Cavatorta’s termination from the position of director and chief executive officer of Luxottica Group S.p.A. which was effective October 13, 2014.

The abovementioned amounts shall be paid by December 31, 2014.

Enrico Cavatorta does not hold rights associated with previously assigned incentive plans.

In addition, in the event there are any criminal proceedings based on facts related to the exercise of functions held by Enrico Cavatorta and in the interests of the Company, the legal costs incurred by him at all judicial levels shall be borne by Luxottica Group S.p.A., provided that the attorney chosen by Enrico Cavatorta is previously approved by the Company.

In light of the overall attribution determined, the agreement qualifies as a transaction with related parties of lesser significance pursuant to the Procedure adopted by the Company on the matter.

The terms and provisions of this transaction, prior to approval by the Board of Directors, were reviewed by the Human Resources Committee of Luxottica Group S.p.A., exclusively consisting of independent and unrelated directors. The Human Resources Committee, which is charged with carrying out the functions assigned by the Procedure to an internal committee of the Board with regard to remuneration and economic benefits to the Directors and executive officers with key responsibilities, expressed its reasoned favorable opinion on the conclusion of the agreement.

  Contacts

Luxottica Group

Alessandra Senici

Group Investor Relations Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/it/company/investors

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: October 30, 2014		MICHAEL A. BOXER
Group General Counsel